Exhibit 21

Subsidiaries of the Registrant

	State of	Fictitious
Subsidiary Name	Organization	Business Name

Lone Star Golf, Inc.	Maryland	Auburn Valley Golf Club
Phillips Road, LLC	Washington
Broadway & Commerce, LLC	Washington
Brannan Island, LLC	California
Tahoe Stateline Venture, LLC	California
Sandmound Marina, LLC	California	Piper Point Marina
Zalanta Resort at the Village, LLC	California
Zalanta Resort at the Village- Phase II, LLC	California
East G, LLC	California